

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 12, 2008

By U.S. Mail and facsimile

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
c/o Law Office of Michael M. Kessler, P.C.
3436 American River Drive, Suite 11
Sacramento, CA 95864

>   **Re: Crater Mountain Resources, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **File No. 333-151085**
>   **Filed December 4, 2008**

Dear Mr. Renken:

        We have reviewed your amended filing and your response letter dated December 4, 2008, and we have the following comments in regards to your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue the comment. Please revise your disclosure to clarify that you are an exploration stage company and not a development stage company unless you have proven or probable reserves as defined by Industry Guide 7. In particular, revise your disclosure on pages 13 and

14 where you indicate that you are a development company or are engaged in the development of mineral properties.

Plan of Operation, page 17

2. We note your response to comment 3 and reissue the comment in part. Please provide the timeframes within which you expect to complete Phases I and II. Further, please state the portion of the proceeds that will be dedicated to preliminary activities before commencing Phases I and II.

Background Information about Our Officers and Directors, page 20

3. We note your response to our prior comment 4 and reissue the comment in part. Instead of stating that Mr. Renken has been with the Company since its inception, specify when inception occurred. Also confirm that Mr. Renken did not engage in any business activities required to be disclosed by Item 401 of Regulation S-K between 2006 and the date he started providing services to the Company. We further note the statement that Mr. Renken "is not currently involved in any legal proceeding and has not filed bankruptcy within the last 5 years." Please provide a confirmation that Mr. Renken has not been involved in any legal proceeding listed in Section 401(f) of Regulation S-K within the last five years, instead of limiting your statement to only whether he is currently involved in a legal proceeding.

4. We note that you replaced the term "promoter" with "related parties." Please identify the related parties and describe the nature your relationship.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Douglas Brown at (202) 551-3265 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director

cc: Douglas Brown
        Carmen Moncada-Terry
        Michael M. Kessler (916) 239-4008